

June 3, 2013

<u>Via Email</u>
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

   Re: Pacific Gold Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed May 10, 2013
     File No. 000-32629

Dear Mr. Landau:

  We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000, page 6</u>

1. We note that part of the purpose of Proposal II is to issue additional shares upon exercise of the outstanding convertible promissory notes which are held by your chief executive officer. Please revise to provide the information required by Item 5 of Schedule 14A under an appropriately captioned heading.

2. Please revise the disclosure to fill in the blanks appearing throughout this section and clarify whether you will solicit further shareholder votes prior to issuing the shares being authorized. See Item 11(c) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 20

3.   Please disclose the material terms of the convertible promissory notes referred to on pages 6 and 7, including the following:
   a. identify the parties to the transactions and disclose whether any of the convertible note investors is in the business of buying and selling securities,
   b. a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the company and the convertible note investors – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes,
   c. the dates the transactions were entered into,
   d. the balance and interest owed,
   e. the interest and conversion rates on the notes,
   f. the default remedies and any other liquidated damages or fees paid or potentially payable to the convertible note investors,
   g. the number of shares that are potentially issuable under each of the convertible notes based on a recent share price,
   h. the percentage of the total shares potentially issuable under the convertible notes compared to the total shares held by non-affiliates, and
   i. disclose where the agreements relating to the convertible notes are filed with your periodic reports.

   You may wish to present this information in tabular format for each transaction. Also, please revise the beneficial ownership table on page 20 to include all greater than 5% shareholders, including the convertible note investors. For example, we note your disclosure in your most recent Form 10-Q that during the quarter ended March 31, 2013, three investors converted their respective debt obligations into 40,076,356, 82,490,382, and 229,179,394 shares of common stock. The shares held by your affiliates should also include the shares that each affiliate has the right to acquire within 60 days pursuant to the terms of the convertible notes. See the last sentence of Item 403(a) of Regulation S-K.

Executive Compensation, page 21

4.   The information disclosed in your Summary Compensation table on page 21 does not agree with the table filed with your amended Form 10-K for the year ended December 31, 2012. Please advise or revise as appropriate. In addition, with respect to the 478,679,920 shares issued to your named executive officers in exchange for past due salary, please clarify the exchange ratio used and how it was determined. Also, please clarify why these shares are not reflected in your beneficial ownership table.

Other

5.　　We note the disclosure in your Form 10-K and elsewhere that you distributed 24% of the common stock of Pacific Metals Corp. as a dividend to investors in October 2012. With a view to clarifying disclosure in future filings, as applicable, please address the business purpose behind the spin-off and advise us how you evaluated the Securities Act implications of the share distribution. To the extent applicable, please consider Staff Legal Bulletin No. 4 (Sept. 16, 1997) in your response.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc:　　Carl Van Denmark
　　　　Golenbock Eiseman Assor Bell & Peskoe LLP